
NEIGHBOR
BEEF
MEATBALLS
FOR DOGS
NEIGHBOR
TURKEY
MEATBALLS
FOR DOGS

INVEST IN **NEIGHBOR PET FOOD**

Own the food that goes in your pups bowl. Fresh food for dogs, made right next door.

neighborpetfood.com Portland, OR

Ecommerce Consumer Goods Retail Pets Fast Growth

Highlights

Fast Growth
Revenue growing 2X/yr for at least prior 6 months

1. Healthy, sustainable nutrition—designed to meet the needs of today's generation of pet parents.
2. Fresh, whole, human-grade ingredients you can trust—so clean, you could eat them yourself!
3. Vet and AAFCO-approved recipes—expertly crafted and peer-reviewed by veterinary nutritionists.
4. Locally made—by skilled chefs in a USDA-certified kitchen in Portland, Oregon.
5. A scalable, local-market-model—built to meet the rising demand for fresh pet nutrition.
6. Conveniently available—via 70+ independent pet stores in OR and WA, or low-impact local delivery.
7. Community-minded, people-driven, pet-centered—because great pet food can build stronger communities.

Featured Investors



Robert Logan
Syndicate Lead

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Invested $125,000

Bob Logan former SVP Operations, Finance and Admin at Banfield Pet Hospitals and Angel Investor.

“The pet food market is going through a revolution in the products people are feeding their pets and the expectation they have in the brand they support. Neighbor Pet Food is taking a unique approach to serving the fastest growing sector in pet food—fresh! Their localized approach to the business is succeeding in their neighborhood and believe it will expand from here. They have a team of experienced industry and emerging growth professionals with proven success building companies from start-up to exciting businesses and eventual exit.”



Colin Rowan

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Colin is Managing Director of Casparian Holdings, a private investment co. With 30 years of direct investing experience, he has been on both sides of business transactions, and been an operator and raised over $1B in capital fund raising.

Colin Rowan, Managing Partner at Casparian Holdings
“I have been a Neighbor Pet Food customer for several years and our dog Betty can't wait for each and every meal! I love Neighbor's meatball product, greatly appreciate their customer care and value their attention to sustainability through the package reuse program. As an investor, I find Neighbor's localized business model to be compelling and defensible versus others who are taking a national distribution approach and not doing it profitably. I have worked directly with Paul on one of our portfolio companies and jumped at the opportunity to invest in Neighbor as I believe in Paul, the Neighbor team, their product, business model and mission.”



Alex and Andrea Jones

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Alex and Andrea Jones, Founder of The Executagility Company, Angel Investors, Former Intel corporation executives. Alex and Andrea are 25 year veterans of engineering, science and process management.

Alex and Andrea Jones, Founders, The Executagility Company

"We had known Paul for a few years and aware of his successful career building multiple other companies. When we learned about Neighbor Pet Food, we researched and validated what everyone is seeing in the pet food space. People want more for their dogs and Neighbor is filling that need in a unique model compared to others. When we combined Paul's experience with a validated growing market and approached in a unique strategy, it was time to invest."



Chance Gambrel

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Chance Gambrel, Owner and Managing Member BorCo, Angel Investor, Real Estate Investor. Over 20 year's experience as an entrepreneur and executive in the oil and gas and construction industry.

"My wife and I had been searching for a fresh food solution for our dogs for years. Without a solution we believed in, we spent our own time researching foods and making our own dog's meal. A ton of work for 2 large dogs. We were introduced to Neighbor Pet Food and our search was over. Our dogs love the meatballs and greatly appreciate the palatability of product and it's not offensive to put in your hands and easy to serve. They're "localized" model is one we believe will win. Their mission of taking care of pets and their people is one everyone should get behind. We are thrilled to be an investor and part of the journey."



Hal Hargrave in Follow

Founder of The Perfect Step and Founder of the Be Perfect Foundation. Hal has worked over 10 years in entrepreneurial and leadership roles in the wellness industry serving those with paralysis caused by injury and helping them live their healthiest life

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"The significant growth in fresh pet food caught my attention when considering my investment in Neighbor, especially if the fresh food can be delivered to your door from a local kitchen. Myself, I am an entrepreneur in the people wellness business and greatly appreciate and value Neighbor's recognition of the healing power of pets and profound impact they have on our overall wellness. I was excited for the ground floor opportunity to be part of a rapidly growing business in this segment and am very happy with the progress to date by the Neighbor Team in capturing a portion of this rapidly growing market."

Our Team



Paul Mardesich CEO & Founder

Founder of Neighbor Pet Food. Successful Executive with multiple exits, including 2 technology companies to IPO and selling of his internet business to The Golf Channel



Dylan I Anderson CFO

CFO of Urban Airship, RadarFirst & Max-Viz. 25+ years of financial experience with multiple exits.



Audry Henniger President

15-year pet industry veteran, passionate rescue pet parent. Oversaw and grew national sales into the double digits for leading pet specialty brand, K9/Feline Natural while establishing the company's thriving US and Canadian market.



Scott Waggener VP of Operations

Operations industry expert with multiple manufacturing build-outs and process enhancements to his credit. Established and the unique and profitable, local-market-model manufacturing system for Neighbor Pet Food.



Juli Warner Fractional Marketing Director

18 years pet and consumer CPG marketing experience across start-up and Fortune 25 companies including The Home Depot and MARS Petcare. Established track record of brand development, positioning, and growth for PNW brands like Mud Bay and Leatherman Tool.



Mark Forsman Creative Director - Brand

Seasoned creative leader with 10+ years of experience building and growing CPG brands including the pet food space. Known for driving business-changing results through strategic, award-winning campaigns.



Sean Harry Executive Chef

Almost 20 years chef experience, from fine dining to running a Colorado ski resorts culinary department. A Graduate of Texas Tech with a passion for nutritious and sustainable food sources for people and Pets.

Building Community One Bowl at a Time

NEIGHBOR PET FOOD

There are two things your dog thinks about: when they're going to get their walk and when their next meal is. Neighbor Pet Food is here to help with one of those.

In an aisle filled with shelves, freezers, fridges, gluten-free, grain-free, raw, and canned options, finding the best food for your dog—and one they'll actually enjoy—can be challenging. It's the most important decision you can make for your dog's future health, yet national brands want you to overlook their fillers and low protein standards.

We've been there. Everyone at Neighbor has faced the same overwhelming choices—until Paul & Mary, our founders, decided to do something about it.



Charlie's Story

The idea for Neighbor began with the Mardesich family's beloved dog, Charlie, who gave boundless love when the family needed it most. When traditional pet food failed to address Charlie's health issues, Paul and Mary consulted their vet and decided to start cooking for him. They quickly saw the profound impact fresh, wholesome food had on Charlie's health and happiness. This sparked a realization: pets everywhere deserve better.

From that moment, Neighbor was born—a company dedicated to providing superior nutrition, unmatched customer care, sustainable packaging and logistics, and a mission to help both pets and people.

Today's Pet Owners Are Pet *Parents*

Charlie, Paul, and Mary met many other pet owners at parks around Portland who noticed just how much better Charlie was doing. Their care and concern for their own pets were clear, and they became our first customers—many of whom still are today.

Over the past few years, we've realized the opportunity is much larger than our humble beginnings.

- The largest audiences for Neighbor Pet Food are also the fastest-growing groups of pet owners.
- The fresh pet food market is the fastest-growing segment and is set to reach $4B in sales within six years and currently at $1B in 2024

- 63% of all households have a pet
- 85% of all households view their pet as family
- Gen Z is the fastest growing pet parent population at 10% a year
- Pet food sales reached $62B in 2024

So What Makes Us Different?

Hyper-Local Market Strategy – Unlike national brands, we prioritize local production and distribution, fostering stronger relationships with customers, retailers, and veterinarians.

Sustainable & Mission-Driven – We minimize our carbon footprint with local sourcing, sustainable packaging, and regional production hubs. We also support pet welfare initiatives that keep families and pets together.

Unparalleled Product Experience – We're crafted so you don't hate having to touch us twice a day. Switching from any other food to Neighbor will change how you feel about what smells and textures dog food should be.


OPEN
NEIGHBOR
Pets Deserve
Fresh Real Food

The Neighbor Business Model

Multi-Channel Growth Model – We're scaling through subscription-based D2C sales and independent pet retail distribution, creating diverse revenue streams.

We have successfully demonstrated in Portland that a local-market-model creates a unique connection between a brand, pets, and their pet parents. Beginning in 2026, our plan is to expand beyond the pacific northwest to three new cities and in 2027, an additional six. This expansion into other cities could be under three possible scenarios:

- Direct, corporate owned markets
- Franchising
- Joint Ventures

New markets will be qualified and selected based on the ability to attain a minimum of $3,500,000 in annual revenues through both D2C and independent retail channels. Our current plans are to expand into 20 - 25 markets over the next six years.



The Proof is in The Meatball

2023 – With low customer churn and high customer satisfaction, we tripled our D2C business in 16 months and continue to grow.

2024 – With zero churn and increasing monthly sell-through, we've grown retail from 0 to 70 stores and continue to expand.

2025 – We will launch an aggressive customer acquisition campaign to drive exponential D2C growth and expand into Western Canada.

2025 – We plan to triple our independent pet retail partnerships.

2026 – We will roll out our local-market model in three new metro areas.

2027 – Expand into six additional markets.

Future projections are not guaranteed.

Our Beliefs:

Sustainable Practices – We minimize waste by picking up and reusing packaging, sourcing locally, and densely packing our delivery routes.

Strengthening Communities – Our mission fosters deeper bonds between pets, their families, and their communities.

Unmatched Customer Care – We provide personalized support, direct delivery, and a seamless experience to keep pets happy and their humans stress-free.


NEIGHBOR

How We Deliver:

Customer Acquisition: Digital marketing, traditional advertising, pop-ups, partnerships with rescues, vets, and pet-related businesses.

Production & Logistics: Centralized kitchen in Portland with future satellite kitchens to optimize logistics and minimize carbon footprint.

Marketing & Sales Investment: Increased digital marketing, sales hires, in-store promotions, partnerships, and automation of production.


NEIGHBOR
BEEF MEATBALLS
NEIGHBOR
TURKEY MEATBALLS
BEEF GRAVY
TURKEY GRAVY
NEIGHBOR
CHICKEN MEATBALLS
NEIGHBOR
PORK MEATBALLS
MULTIVITAMIN

Product Plans:

Product Line: Meatballs as a flagship product, with planned additions including gravy, cat meatballs, new protein options, supplements, freeze-dried formats, and treats.

Use of Funds

We have built a strong foundation in both D2C and independent pet retail, with a scalable product and production roadmap. Capital raised will be strategically invested to drive sustainable expansion and profitability through:

50% Accelerated Marketing – Boosting customer conversion in D2C and increasing brand awareness in retail. Investing in pop-ups, in-store promotions, loyalty programs, partnerships with rescues, vets, and influencers

20% Retail Expansion – Hiring sales personnel to aggressively grow independent pet retail partnerships.

15% CapEx – Investing in equipment to scale meatball production efficiently.

15% Operations – Operating working capital

7.9% of all funds raised will be paid to Wefunder

2,300,000+ Meatballs Can't be Wrong

And that was in 2024 alone...


TEDDY

"The dogs LOVED the food so much! They started spinning circles before every meal. We have been able to maintain their weight for the past four years consistently. Their teeth are in great shape and their coats are thick, shiny, and soft. Best of all – their BM's are consistent and much smaller than with kibble." **-Julie**


NIXIE

"Nixie and I came to Neighbor after a year of typical GSD skin allergies. I was looking for a quality food where I knew exactly what ingredients were used. After over three years of yummy food, Nixie finally has relief and I have peace of mind. The Neighbor customer service is friendly and helpful - we feel like we are part of the family!" **-Erin**


TIA

"Since switching to Neighbor meatballs in September, Tia has gone from being a picky eater to loving mealtime! Now, every morning at 7:00 a.m. sharp, she wakes me up to make sure she gets her beloved meatballs. At 13 years young, they've also been a game-changer for sneaking in her daily prescriptions, helping her back legs stay strong and happy." **-Aaron**


NEIGHBOR
PET FOOD
BEEF MEATBALLS
FOR DOGS
NATURAL WITH ADDED VITAMINS & MINERALS
COMPLETE AND BALANCED NUTRITION FOR ADULT DOGS
GENTLY COOKED
PROUDLY MADE IN PDX
HUMAN GRADE PROTEIN
NEIGHBOR
PET FOOD
TURKEY MEATBALLS
FOR DOGS
NATURAL WITH ADDED VITAMINS & MINERALS
COMPLETE AND BALANCED NUTRITION FOR ADULT DOGS
GENTLY COOKED
PROUDLY MADE IN PDX
HUMAN GRADE PROTEIN

Invite us over

Invest now—truly own your pets food.

- $500+ - Receive 10% off one year subscription for OR & WA
- $1,000+ – Receive 10% off two year subscription for OR & WA
- $5,000+ – Receive 50% off two year subscription for OR & WA
- $10,000+ – Free two year subscription for OR & WA
- $25,000+ – Free three year subscription for OR & WA